SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 0-31559

NOTIFICATION OF LATE FILING

(Check One): ;    [X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR
  [  ] Form N-CSR

               For Period Ended:             December 31, 2005

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

               For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:      N/A

PART I
REGISTRANT INFORMATION

Full name of registrant       Atlas Air Worldwide Holdings, Inc.

Former name if applicable
      N/A

Address of Principal Executive Office (Street and number)
      2000 Westchester Avenue

City, State and Zip Code       Purchase, New York 10577

PART II
RULE 12b-25 (b) AND (c)

            If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III
NARRATIVE

               State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

               The registrant will be delayed in filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (“Form 10-K”) within the prescribed time. The registrant is still in the process of finalizing its financial statements and providing supporting documentation for the Form 10-K to its independent auditors, Ernst & Young LLP. Accordingly, the registrant requires additional time to complete and file its Form 10-K.

               The registrant anticipates it will be able to file its Form 10-K within the additional 15 day period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Michael L. Barna (917) 701-8000

(Name) (Area Code) + (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ ] Yes [X] No

Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Atlas Air Worldwide Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By: /s/ Michael L. Barna
Michael L. Barna
Senior Vice President and Chief Financial Officer

3194505.6